Mary C. Moynihan

PHONE: (202) 654-6254

FAX: (202) 654-9697

EMAIL: MMoynihan@perkinscoie.com

August 17, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Deborah O’Neal Johnson

Columbia Acorn Trust

1933 Act Registration No. 2-34223

1940 Act Registration No. 811-1829

Dear Ms. Johnson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on Thursday, July 14, 2011 with respect to the registration statement on Form N-1A (the “Registration Statement”) for Columbia Acorn Trust (the “Trust”) in respect of its series Columbia Acorn European Fund (“Acorn European Fund”) and Columbia Acorn Emerging Markets Fund (“Acorn Emerging Markets Fund” and, together with Acorn European Fund, the “Funds”). For convenience, each of your comments is repeated below, with our responses immediately following.

All revisions to the Registration Statement made in our response to the Staff’s comments will be included in post-effective amendment no. 91 under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 66 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement, which the Trust expects to file with the Commission pursuant to Rule 485(b) under the 1933 Act on or before August 17, 2011, which is the date on which post-effective amendment no. 90 under the 1933 Act and amendment no. 65 under the 1940 Act, filed on June 3, 2011 pursuant to Rule 485(a)(2) under the 1933 Act, would become automatically effective.

August 17, 2011

1.	Comment. If the Funds will be issuing a summary prospectus in lieu of a full statutory prospectus in reliance on Rule 498 under the 1933 Act, please include (on the cover page or at the beginning of the summary prospectus) the legend required by Rule 498(b)(1)(v) and provide a draft of such legend to the Staff for review in advance of such inclusion.

Response. The Funds do not intend to issue a summary prospectus. Accordingly, the Rule 489(b)(1)(v) legend will not be included in the Funds’ prospectuses.

2.	Comment. Please confirm that the Funds do not have any Acquired Fund Fees and Expenses?

Response. There are no Acquired Fund Fees and Expenses for any class of shares of either Fund.

3.	Comment. On page 3 of the prospectus for Class A, C and I shares of Acorn European Fund, under Fees and Expenses of the Fund, please add a page reference for the Purchase, Redemption and Pricing of Shares section in the Statement of Additional Information.

Response. The requested information has been added.

4.	Comment. On page 3 of the prospectus for Class A, C and I shares of Acorn European Fund, under “Annual Fund Operating Expenses,” you state in footnote (d) that Columbia Wanger Asset Management, LLC (the “Adviser”) has contractually agreed to waive fees and reimburse certain expenses. If there will be any recoupment of the fees and expenses that the Adviser has agreed to waive and/or reimburse, please disclose this fact.

Response. The requested disclosure has been added.

5.	Comment. Please confirm that any modification or amendment of the expense reimbursement arrangement, described in footnote (d) on page 3 of the prospectus for Class A, C and I shares of Acorn European Fund under “Annual Fund Operating Expenses,” requires the approval of the board of trustees of the Fund.

Response. Approval of any modification or amendment of the expense reimbursement arrangement, described in footnote (d) on page 3 of the prospectus for Class A, C and I shares of Acorn European Fund under “Annual Fund Operating Expenses,” requires the approval of the board of trustees of the Fund.

August 17, 2011

6.	Comment. On page 8 of the prospectus for Class A, C and I shares of Acorn European Fund, under “Tax Information,” please add language to clarify that withdrawals from a tax-deferred arrangement may be taxable.

Response. The requested disclosure has been added.

7.	Comment. On page 9 of the prospectus for Class A, C and I shares of Acorn European Fund, under “Changing the Fund’s Investment Objective and Policies,” please add language clarifying the circumstances under which the Fund’s investment objectives and certain of its investment policies can be changed.

Response. The requested disclosure has been added.

8.	Comment. On page 11 of the prospectus for Class A, C and I shares of Acorn European Fund, under “The Adviser,” please specify the period covered by the Fund’s first report to shareholders in which disclosure will be included regarding approval of the Fund’s investment advisory agreement with the Adviser by the Fund’s the board of trustees.

Response. The requested information has been added.

9.	Comment. On page 16 of the prospectus for Class A, C and I shares of Acorn European Fund, under “Related Performance Information,” (i) please change the word “restrictions” in the first paragraph to “policies;” (ii) because the Wanger European Smaller Companies Fund (“WESC”) commenced operations in 1997, please add disclosure covering the performance of WESC for the 10-year period; (iii) please confirm that the performance data for WESC has been calculated in accordance with Commission requirements; and (iv) please state whether the performance data for WESC has been audited, and if so, please provide the name of the auditor and include an auditor’s consent with the filing of the Fund’s definitive prospectuses.

Response.

(i)	The requested change has been made.

(ii)

WESC commenced operations in 1997, but the tenure of Andreas Waldburg-Wolfegg (the lead portfolio manager of Acorn European Fund) with WESC did not begin until 2003, and the tenure of Stephen Kusmierczak (the co-portfolio manger of Acorn European Fund) with WESC did not begin until 2005. During the period prior to 2005, individuals formerly employed by the Adviser other than Messrs. Waldburg-Wolfegg and Kusmierczak played a significant part in achieving WESC’s performance. We have discussed with you the Staff’s

August 17, 2011

guidance on the issue of performance disclosure in circumstances such as this and note that in its previous guidance, the Staff has found it permissible and appropriate for a mutual fund prospectus to include performance information for the related accounts of the fund’s investment adviser without respect to the particular individual portfolio managers involved.1 Accordingly, we have revised the Acorn European Fund prospectus to include (a) information regarding the 10-year returns realized by WESC under the Adviser’s management and (b) an accompanying footnote setting forth the history of the individual(s) involved in the Fund’s portfolio management.

(iii)	The performance data for WESC has been calculated in accordance with Commission requirements.

(iv)

The one-, five- and ten-year average annual total returns shown for WESC have been prepared by the Adviser in accordance with Global Investment Performance Standards (“GIPS®”). The GIPS are promulgated by the CFA Institute and are based on “the fundamental principles of full disclosure and fair representation of investment performance results.” PricewaterhouseCoopers, Chartered Accountants, located in Ireland, serves as WESC’s auditing firm, but does not audit or otherwise prepare one-, five- and ten-year returns for WESC. Therefore, an auditor’s consent with respect to the WESC performance data will not be included in definitive prospectuses for Acorn European Fund to be filed under Rule 485(b) under the 1933 Act on or before August 17, 2011.

10.	Comment. On page 5 of the prospectus for Class A, C and I shares of Acorn Emerging Markets Fund, under “Principal Investment Strategies,” in paragraph 3, you state, “The Adviser will determine, in its sole discretion, which countries are emerging market countries, including frontier market countries.” Please revise this language to provide an objective, measurable and identifiable standard for determination of those emerging market countries, including frontier market countries, in which the Fund may invest.

Response. As discussed with the Staff, this language has been revised to reflect that the Adviser (a) will primarily determine which countries are emerging market countries by reference to the S&P Emerging Markets Broad Market Index (BMI), (b) will primarily determine which countries are frontier market countries by reference to the countries included in the S&P Frontier BMI and (c) may determine which countries are emerging market and/or frontier markets by reference to any other independent third-party source listing emerging and/or frontier market countries.

[1]	See, e.g., Nicholas Applegate Mutual Funds, SEC No-Action Letter, File No.811-7428 (Aug. 6, 1996).

August 17, 2011

11.	Comment. On page 9 of the Funds’ Statement of Additional Information, under “Permissible Investments and Related Risks,” please add a page reference to the sentence that states “See also About the Fund’s Investments – Permissible Investments and Related Risks – Money Market Instruments.”

Response. The requested information has been added.

12.	Comment. On pages 41 and 55 of the Funds’ Statement of Additional Information, please correct the phone number and zip code of the Commission.

Response. The information has been corrected.

13.	Comment. Please make corresponding changes, as applicable, to corresponding sections of the prospectuses for all classes of shares of Acorn European Fund and Acorn Emerging Markets Fund in response to the foregoing comments.

Response. Corresponding changes, as applicable, have been made to the corresponding sections of the prospectuses for all classes of shares of Acorn European Fund and Acorn Emerging Markets Fund in response to the foregoing comments.

14.	Comment. A “Tandy” letter must accompany the Fund’s filing pursuant to Rule 485(b) under the 1933 Act, including the standard representations.

Response. Agreed.

In a written letter to accompany the 485(b) filing, the Trust will represent to the Commission that:

(i)	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)	The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

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August 17, 2011

We hope that the foregoing responses adequately address the comments. Should you have any questions, please do not hesitate to contact me at 202.654.6254.

Very truly yours,

/s/ Mary C. Moynihan

Mary C. Moynihan